                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                           Keithley Instruments, Inc.
                           --------------------------
                                (Name of Issuer)

                        Common Shares, without par value
                        --------------------------------
                         (Title of Class of Securities)

                                   487584 10 4
                                   -----------
                                 (CUSIP Number)

                               Joseph P. Keithley
                               12321 Fairhill Road
                              Cleveland, Ohio 44120
                                 (216) 229-9695
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 15, 1997
                                -----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].




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CUSIP NO. 487584 10 4                SCHEDULE 13D                    Page 2 of 7


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Joseph P. Keithley

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                  (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         Not applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(a) or 2(e)               [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

NUMBER OF                  7       SOLE VOTING POWER
SHARES                             2,801,096
BENEFICIALLY               8       SHARED VOTING POWER
OWNED BY                           -0-
EACH                       9       SOLE DISPOSITIVE POWER
REPORTING                          2,801,096
PERSON WITH               10       SHARED DISPOSITIVE POWER
                                   -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,801,096

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         36.8%

14       TYPE OF REPORTING PERSON

         IN


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CUSIP NO. 487584 10 4                SCHEDULE 13D                    Page 3 of 7


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Keithley Management Co. Limited Partnership
         34-1675253

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                     (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         Not applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(a) or 2(e)          [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

NUMBER OF                   7       SOLE VOTING POWER
SHARES                              1,540,000
BENEFICIALLY                8       SHARED VOTING POWER
OWNED BY                            -0-
EACH                        9       SOLE DISPOSITIVE POWER
REPORTING                           1,540,000
PERSON WITH                10       SHARED DISPOSITIVE POWER
                                    -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,540,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.0%

14       TYPE OF REPORTING PERSON

         PN


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CUSIP NO. 487584 10 4                SCHEDULE 13D                    Page 4 of 7


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Keithley Investment Co. Limited Partnership
         34-1581748

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                     (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         Not applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(a) or 2(e)           [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

NUMBER OF                  7       SOLE VOTING POWER
SHARES                             2,604,586
BENEFICIALLY               8       SHARED VOTING POWER
OWNED BY                           -0-
EACH                       9       SOLE DISPOSITIVE POWER
REPORTING                          2,604,586
PERSON WITH               10       SHARED DISPOSITIVE POWER
                                   -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,604,586

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.8%

14       TYPE OF REPORTING PERSON

         PN

CUSIP NO. 487584 10 4                SCHEDULE 13D                    Page 5 of 7


ITEM 1.           SECURITY AND ISSUER

                  This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") relates to the common shares, without par value (the "Common Shares"), of Keithley Instruments, Inc., an Ohio corporation (the "Company"). The principal executive offices of Company are located at 28755 Aurora Road, Solon, Ohio 44139-1891.

ITEM 2.           IDENTITY AND BACKGROUND

                  This Amendment No. 3 is filed jointly by the following persons: (i) Keithley Investment Co. Limited Partnership, an Ohio limited partnership (the "Family Partnership"), (ii) Keithley Management Co. Limited Partnership, an Ohio limited partnership (the "Management Partnership"), and
(iii) Joseph P. Keithley ("JPK"). The Family Partnership, the Management Partnership and JPK are referred to herein collectively as the "Investors."

                   JPK is the general partner of the Family Partnership. The Family Partnership is the general partner of the Management Partnership. Each of the Family Partnership and the Management Partnership is an Ohio limited partnership organized for the purposes described in Item 4. JPK, a citizen of the United States, is the Chairman of the Board, President and Chief Executive Officer of the Company. The Company's address is set forth in Item 1. The principal business address of each of the Investors is 12321 Fairhill Road, Cleveland, Ohio 44120.

                  The Joseph F. Keithley 1988 Family Trust, an Ohio trust, listed in the initial Schedule 13D dated April 12, 1988 (the "Original 13D"), Amendment No. 1 to Schedule 13D dated February 5, 1990 ("Amendment No. 1"), and Amendment No. 2 to Schedule 13D dated March 9, 1991 ("Amendment No. 2"), is not a party to this Amendment No. 3 because that trust does not have beneficial ownership of any shares of the Company. The Joseph F. Keithley 1988 Charitable Income Trust, an Ohio trust, listed in the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, has not been included because the shares of Company previously listed as beneficially owned by that trust reverted to the Family Partnership.

                  During the last five years, none of the Investors: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The transactions described in this Amendment No. 3 reflect a recapitalization of the Family Partnership to provide for two classes of limited partnership units with different rights and preferences. No payments were made, and no shares were purchased or sold, to complete this recapitalization. The previously disclosed loan to the Family Partnership by National City Bank remains outstanding.

ITEM 4.           PURPOSE OF TRANSACTION

                  The Family Partnership and the Management Partnership were formed to provide for the orderly transfer and management of the Company, to alleviate the adverse effect that the death of Joseph F. Keithley could have on the Company, and to accomplish certain estate planning objectives for the Keithley family. As described in Item 6, the Family Partnership may be required to sell certain of the Class B Common Shares, without par value (the "Class B Shares"), of the Company owned by the Family Partnership.


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CUSIP NO. 487584 10 4                SCHEDULE 13D                    Page 6 of 7

                  Except as described in this Amendment No. 3, none of the Investors has any plans or proposals that relate to, or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Company, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any changes in the Company's articles of incorporation or code of regulations, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  The following table shows the number and percentage of Common Shares beneficially owned by each of the Investors and by the Investors as a group as of November 10, 1998.


                       Name                 Common Shares     Percent of Class
                       ----                 -------------     ----------------
                  Management Partnership    1,540,000(1)           24.0%
                  Family Partnership        2,604,586(2)           34.8%
                  Joseph P. Keithley        2,801,096(3)           36.8%
                  Investors as a group        2,801,096            36.8%

(1) Includes 1,540,000 Common Shares issuable upon the conversion of 1,540,000 Class B Shares.

(2) Includes 1,540,000 Common Shares issuable upon the conversion of 1,540,000 Class B Shares Class B Shares owned by the Management Partnership and 1,044,586 Common Shares issuable upon the conversion of 1,044,586 Class B Shares owned by the Family Partnership.

(3) Includes 1,540,000 Common Shares issuable upon the conversion of 1,540,000 Class B Shares owned by the Management Partnership, 20,000 Common Shares owned by the Family Partnership and 1,044,586 Common Shares issuable upon the conversion of 1,044,586 Class B Shares owned by the Family Partnership. Also includes 65,000 Common Shares issuable upon the conversion of 65,000 Class B Shares, 81,672 Common Shares subject to options that are currently exercisable or that are exercisable within 60 days from the date of this Amendment No. 3, 16,352 restricted Common Shares that are subject to certain vesting requirements and 1,224 Common Shares owned by JPK's wife. JPK disclaims beneficial ownership of the Common Shares owned by his wife.

                  All holders of Class B Shares are entitled to convert any or all of their Class B Shares into Common Shares at any time on a share-for-share basis. Each Class B Share is entitled to ten votes on all matters presented for a vote to the shareholders of the Company.

                  JPK has sole voting and dispositive power with respect to all Class B Shares owned by the Investors, subject to the partnership agreements of the Management Partnership and the Family Partnership, and is entitled to exercise 81.4% of the voting power on all matters presented for a vote to the shareholders of the Company, including the election of directors.


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CUSIP NO. 487584 10 4               SCHEDULE 13D                    Page 7 of 7


                  Except as described in this Amendment No. 3, the Investors have not engaged in any transactions in the Common Shares or the Class B Shares in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The Amended and Restated Limited Partnership Agreement of the Family Partnership dated as of August 1, 1997 which was executed in November 1997 (the "Family Partnership Agreement"), provides for one Class A Limited Partnership Unit (the "Class A Units") and two Class B Limited Partnership Units (the "Class B Units").
JPK owns the Class A Unit and his two siblings each own one Class B Unit.

                  Each Class B Unit is entitled to cumulative minimum annual payments of $50,000 in 1998, with that amount increasing by $10,000 per year during the succeeding five years until each Class B Unit is entitled to an minimum annual payment of $100,000 (the "Minimum Annual Return"). If the dividends generated by the Common Shares and Class B Shares held by the Family Partnership are not sufficient to make distributions equal to the Minimum Annual Return, then the Family Partnership Agreement requires JPK to act in good faith and to use reasonable efforts to sell a sufficient number of Common Shares at a price of not less than $7.50 per Common Share to make distributions equal to the Minimum Annual Return. In no event will each Class B Unit receive less than $25,000 each per year. After payment of the Minimum Annual Return, including any shortfalls from prior years, each Class B Unit is entitled to one-third of all profits of the Family Partnership.

                  The Class A Unit is not entitled to the Minimum Annual Return. The Class A Unit is entitled, after the payment of the Minimum Annual Return to the Class B Units, to a 20% incentive allocation for any Common Share sold above $12 per share and a 25% incentive allocation for any Common Shares sold above $30 per share. These incentive allocations are cumulative but will not be paid until the Minimum Annual Return has been paid. After payment of the Minimum Annual Return and these incentive allocations, including any shortfalls from prior years, the Class A Unit is entitled to one-third of all profits of the Family Partnership.

                  Except as disclosed in this Item 6, none of the Investors has any contracts or arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to the sharing of fees or expenses, the transfer or voting of Common Shares or the Class B Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, guarantees against losses, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  1. Agreement among the Investors to file a joint statement on Schedule 13D.

                  2. Amended and Restated Limited Partnership Agreement for the Family Partnership.



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                                   SIGNATURES

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct as of November 10, 1998.

                           KEITHLEY INVESTMENT CO. LIMITED
                           PARTNERSHIP, an Ohio limited partnership



                           By: /s/ Joseph P. Keithley
                              ---------------------------------------------
                              Joseph P. Keithley, its sole general partner


                           KEITHLEY MANAGEMENT CO. LIMITED
                           PARTNERSHIP, an Ohio limited partnership



                           By: /s/ Joseph P. Keithley
                              ---------------------------------------------
                              Joseph P. Keithley, its sole general partner



                               /s/ Joseph P. Keithley
                           ------------------------------------------------
                                         Joseph P. Keithley